UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Registrant)

33 West 8th Avenue – Unit 101,
Vancouver, British Columbia V5Y 1M8 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ X ]  Form 40-F  [  ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [  ]  No  [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

Attached hereto and incorporated by way of reference herein are the following exhibits:

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements for the period ended August 31, 2015
99.2	Management's Discussion and Analysis for the period ended August 31, 2015
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate – CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate – CFO
99.5	News Release dated October 9, 2015

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-175241 and 333-101555).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date October 9, 2015	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs